Exhibit (b)(ii) under Form N-1A
                                           Exhibit 3(ii) under Item 601/Reg. S-K

                           TAX-FREE INSTRUMENTS TRUST

                           Amendment No. 1 to By-Laws

                                December 10, 1982

                                   ARTICLE II

                   Powers and Duties of Trustees and Officers

        SECTION 2. Chairman of the Trustees ("Chairman"). The Chairman shall be the chief executive officer of the Trust. He shall have general supervision over the business of the Trust and policies of the Trust. He shall employ and define the duties of all employees of the Trust, shall have power to discharge any such employees, shall exercise general supervision over the affairs of the Trust and shall perform such other duties as may be assigned to him from time to time by the Trustees. He shall preside at the meetings of shareholders and of the Trustees. The Chairman shall appoint a Trustee to preside at such meetings in his absence, with the approval of the Trustees.

        SECTION 3. President. The President, in the absence of the Chairman, shall perform all duties and may exercise any of the powers of the Chairman subject to the control of the other Trustees. He shall counsel and advise the Chairman on matters of major importance and shall perform such other duties as may be assigned to him from time to time by the Trustees, the Chairman or the Executive Committee.

                                   ARTICLE IX

                                      Seal

        The seal of the Trust should be circular in form bearing the inscription:

        TAX-FREE INSTRUMENTS TRUST - 1981 - Massachusetts

                                    ARTICLE X

                                   Fiscal Year

        The fiscal year of the Trust shall be the period of twelve months ending on the last day of November in each calendar year.